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Filed Pursuant to Rule 424(b)(3) File No. 333-109364

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Supplement dated December 2, 2003

Prospectus Supplement
(to Prospectus dated December 2, 2003)

$400,000,000

      % Subordinated Notes due 2013

        The notes will bear interest at the rate of      % per year. Interest on the notes is payable on June    and December     of each year, beginning on June     , 2004. The notes will mature on December    , 2013.

        The notes will be our subordinated obligations and will rank junior in right of payment to all of our existing and future senior indebtedness. The amount of our outstanding senior indebtedness totaled approximately $200 million at September 30, 2003.

        Payment of principal of, and accrued and unpaid interest on, the notes will be accelerated only in the case of specified events involving our bankruptcy, insolvency or reorganization. There is no right of acceleration of the payment of principal of, or accrued and unpaid interest on, the notes upon an event of default in the payment of principal of or interest on the notes or in the performance of any of our other covenants or agreements contained in the notes or the indenture governing the notes.

        Investing in the notes involves risks that are described in our periodic reports filed with the Securities and Exchange Commission.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

        The notes are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

	Per Note		Total
Public Offering Price		%	$
Underwriting Discounts and Commissions		%	$
Proceeds to UnionBanCal Corporation (before expenses)%			$

        The underwriters expect to deliver the notes to purchasers on or about December     , 2003.

Joint Book-Running Managers
Merrill Lynch & Co.	Morgan Stanley

JPMorgan
Bear, Stearns & Co. Inc.
Citigroup
Credit Suisse First Boston
Keefe, Bruyette & Woods, Inc.
Lehman Brothers

December     , 2003

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT	S-1
USE OF PROCEEDS	S-1
SELECTED CONSOLIDATED FINANCIAL DATA	S-2
CAPITALIZATION	S-4
DESCRIPTION OF NOTES	S-5
U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS	S-8
UNDERWRITING	S-10
LEGAL MATTERS	S-11

Prospectus

ABOUT THIS PROSPECTUS	i
WHERE YOU CAN FIND MORE INFORMATION	i
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	ii
UNIONBANCAL CORPORATION	1
THE TRUSTS	1
USE OF PROCEEDS	3
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	3
DESCRIPTION OF SECURITIES	4
DESCRIPTION OF CAPITAL STOCK	4
DESCRIPTION OF DEPOSITARY SHARES	6
DESCRIPTION OF THE TRUST PREFERRED SECURITIES	8
DESCRIPTION OF DEBT SECURITIES	15
DESCRIPTION OF THE TRUST PREFERRED SECURITIES GUARANTEES	24
RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE TRUST PREFERRED SECURITIES GUARANTEE AND THE DEBT SECURITIES HELD BY EACH TRUST	27
PLAN OF DISTRIBUTION	28
LEGAL MATTERS	29
EXPERTS	29

i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. The accompanying prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, from time to time and up to an aggregate amount of $1.0 billion (including this offering), we may offer debt securities, shares of preferred stock, shares of common stock and depositary shares, and each of our finance trusts may offer trust preferred securities and trust common securities. Of this amount, no securities have been sold as of the date of this prospectus supplement. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the notes we are selling in this offering. Both this prospectus supplement and the prospectus include, or incorporate by reference, important information about us, the notes being offered and other information you should know before investing. This prospectus supplement also adds to, updates and changes information contained in the prospectus, including with respect to the right to accelerate payment of principal of, and accrued and unpaid interest on, the notes upon certain events of default with respect to the notes. If any specific information regarding the notes in this prospectus supplement is inconsistent with the more general description of our debt securities in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. You should read both this prospectus supplement and the prospectus, as well as the additional information described under "Where You Can Find More Information" in the accompanying prospectus before investing in the notes. In particular, you should review the information included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 under the heading "Certain Business Risk Factors."

USE OF PROCEEDS

        The net proceeds from the sale of the notes will be approximately $       million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use a portion of the net proceeds from the sale of the notes to redeem our outstanding 7 3/8% Junior Subordinated Deferrable Interest Debentures due 2029, all of which are held by UnionBanCal Finance Trust I, a trust subsidiary of ours, at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of redemption. UnionBanCal Finance Trust I will use the proceeds of such redemption to redeem the $350 million of its outstanding preferred securities on or about February 19, 2004, the date upon which such securities first become redeemable, at a redemption price of 100% of the liquidation amount thereof, plus accumulated and unpaid distributions thereon to the date of redemption. To the extent not used for the redemption of trust securities, we expect to use the net proceeds from this offering for general corporate purposes, which may include extending credit to or funding investments in our subsidiaries, repurchasing shares of our common stock, reducing our existing indebtedness or financing possible acquisitions. Pending these uses, we may invest the net proceeds in U.S. Treasury or other short-term liquid instruments.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial and other data as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus, or from the books and records of the Company. The selected consolidated financial and other data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 are derived from our audited consolidated financial statements that are not incorporated by reference in this prospectus supplement and the accompanying prospectus, or from the books and records of the Company. The selected consolidated financial and other data as of and for the nine months ended September 30, 2002 and 2003 are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus, or from the books and records of the Company, which in the opinion of our management, include all adjustments necessary for a fair presentation of our financial position at such date and the results of operations for such interim period. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results of operations to be expected for the full year. This selected information is qualified in its entirety and should be read in conjunction with the consolidated financial statements and the notes related to those financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus under "Where You Can Find More Information" in the accompanying prospectus.

						As of and for the Nine Months Ended September 30,
	As of and for the Years Ended December 31,
(Dollars in thousands)
	1998	1999	2000	2001	2002	2002	2003
Results of operations:
Net interest income (1)	$1,322,655	$1,419,019	$1,587,008	$1,526,099	$1,564,556	$1,159,907	$1,179,562
Provision for credit losses	45,000	65,000	440,000	285,000	175,000	145,000	75,000
Noninterest income	533,531	586,759	647,180	716,404	735,976	504,465	590,412
Noninterest expense	1,135,218	1,281,973	1,130,185	1,240,174	1,347,666	946,102	1,042,465

Income before income taxes (1)	675,968	658,805	664,003	717,329	777,866	573,270	652,509
Taxable-equivalent adjustment	4,432	3,186	2,568	2,057	2,587	1,604	1,916
Income tax expense	205,075	213,888	221,535	233,844	247,376	188,716	215,273

Net income	$466,461	$441,731	$439,900	$481,428	$527,903	$382,950	$435,320

Balance sheet (end of period):
Total assets	$32,276,316	$33,684,776	$35,162,475	$36,038,746	$40,169,773	$37,608,001	$42,602,745
Total loans	24,296,111	25,912,958	26,010,398	24,994,030	26,438,083	25,962,159	26,047,376
Nonaccrual loans	78,450	167,394	399,999	491,885	336,689	395,212	341,039
Nonperforming assets	89,850	169,780	408,304	492,482	337,404	395,521	344,347
Total deposits	24,507,879	26,256,607	27,283,183	28,556,199	32,840,815	30,588,080	35,957,805
Medium and long-term debt	298,000	298,000	200,000	399,657	418,360	418,369	417,369
Trust preferred securities	—	350,000	350,000	363,928	365,696	370,286	356,629
Stockholders' equity	3,058,244	2,987,468	3,211,565	3,546,242	3,758,189	3,637,945	3,674,107
Balance sheet (period average):
Total assets	$30,523,806	$32,141,497	$33,672,058	$34,619,222	$36,108,496	$35,541,802	$40,025,749
Total loans	23,215,504	25,024,777	26,310,420	25,951,021	25,807,190	25,562,452	26,522,687
Earning assets	27,487,390	29,017,122	30,379,730	31,291,782	32,983,371	32,472,409	36,263,471
Total deposits	22,654,714	23,893,045	25,527,547	26,542,312	28,753,185	28,085,461	32,870,184
Stockholders' equity	2,845,964	2,939,591	3,139,844	3,467,719	3,739,530	3,730,273	3,875,990
Financial ratios:
Return on average assets (2)	1.53%	1.37%	1.31%	1.39%	1.46%	1.44%	1.45%
Efficiency ratio (3)	61.31	63.98	50.59	55.30	58.57	56.84	58.90
Net interest margin (1)	4.81	4.89	5.22	4.87	4.74	4.77	4.35
Tangible equity ratio	9.30	8.70	9.01	9.62	8.93	9.38	8.05
Tier 1 risk-based capital ratio	9.64	9.94	10.24	11.47	11.18	11.14	10.96
Total risk-based capital ratio	11.61	11.79	12.07	13.35	12.93	12.89	12.58
Leverage ratio	9.38	10.10	10.19	10.53	9.75	10.13	8.73
Allowance for credit losses to total loans	1.89	1.82	2.36	2.54	2.30	2.40	2.11
Allowance for credit losses to nonaccrual loans	585.50	281.00	153.48	129.00	180.94	157.66	161.43
Net loans charged off to average total loans	0.15	0.22	1.13	1.02	0.80	0.83	0.73
Nonperforming assets to total loans, distressed loans held for sale, and foreclosed assets	0.37	0.66	1.57	1.97	1.28	1.52	1.32
Nonperforming assets to total assets	0.28	0.50	1.16	1.37	0.84	1.05	0.81

(1)
Amounts are on a taxable-equivalent basis using the federal statutory tax rate of 35%.

(2)
Annualized for the two nine-month periods ended as of September 30, 2002 and 2003.

(3)
The efficiency ratio is noninterest expense, excluding foreclosed asset expense (income), as a percentage of net interest income (taxable-equivalent, basis) and noninterest income. Foreclosed asset expense (income) was $(2.8) million, $(1.3) million, $(0.1) million, $(0.0) million and $0.1 million for 1998 through 2002, respectively. Foreclosed asset expense (income) was $(0.1) million for the nine months ended September 30, 2002 and $(0.0) million for the nine months ended September 30, 2003.

CAPITALIZATION

        The following table sets forth our capitalization, on a consolidated basis, as of September 30, 2003 and as adjusted to give effect to the consummation of the offering of the notes and the application of the net proceeds of the offering as provided under "Use of Proceeds." The following data should be read in conjunction with the consolidated financial statements and notes thereto included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2003
	Actual	As Adjusted
	(unaudited)
	(in thousands)
Short-term Debt:
Federal funds purchased and securities sold under repurchase agreements	$284,764	$284,764
Commercial paper	678,903	678,903
Other borrowed funds	240,803	240,803

Total short-term debt	1,204,470	1,204,470

Long-term Debt:
5.75% Senior Notes due 2006	217,556	217,556
Subordinated floating rate notes due 2007(1)	199,813	199,813
% Subordinated Notes due 2013 offered by this prospectus supplement	—	400,000
UnionBanCal Corporation-obligated mandatorily redeemable preferred securities of subsidiary grantor-trust(2)	356,629	—

Total long-term debt	773,998	817,369

Stockholders' Equity:
Preferred stock, 5,000,000 shares authorized; none outstanding	—	—
Common stock, par value $1.00 per share, 300,000,000 shares authorized; 145,105,566 shares outstanding	145,106	145,106
Additional paid-in capital	520,876	520,876
Retained earnings	2,893,240	2,893,240
Accumulated other comprehensive income	114,885	114,885

Total stockholders' equity	3,674,107	3,674,107

Total Capitalization	$5,652,575	$5,695,946

(1)
The subordinated floating rate notes constitute Tier 2 capital. These notes are held by The Bank of Tokyo-Mitsubishi, Ltd., our majority stockholder.

(2)
Includes a market value adjustment of approximately $6.6 million relating to the interest rate swap associated with the preferred securities, which converts a portion of the liability from a fixed rate to a floating rate instrument.

DESCRIPTION OF NOTES

        This summary of the terms of the notes adds information to the summary of the general terms and provisions of the subordinated debt securities in the accompanying prospectus under the heading "Description of Debt Securities." If this summary differs in any way from the summary in the accompanying prospectus, you should rely on the description of the notes in this prospectus supplement. As used in this "Description of Notes" section, the words "we," "our," "us" and "UnionBanCal Corporation" refer only to "UnionBanCal Corporation" and not to any of its subsidiaries.

General

        We will issue the notes as a separate series of subordinated debt securities under an indenture to be dated as of December    , 2003 between us and J.P. Morgan Trust Company, National Association (successor in interest to Bank One Trust Company, N.A.), as trustee, pursuant to an officer's certificate establishing the terms of the notes. The indenture is governed by the Trust Indenture Act of 1939. The terms of the notes include those stated in the indenture and the officer's certificate and those made part of the indenture by reference to the Trust Indenture Act. We filed a copy of the form of indenture as an exhibit to the registration statement of which the accompanying prospectus forms a part. We will file the final indenture and the officer's certificate establishing the terms of the notes as an exhibit to a Current Report on Form 8-K that we expect to file with the SEC on or about the issue date of the notes. The notes are not deposits or other obligations of a bank or savings association and are not insured or guaranteed by the FDIC or any other governmental agency.

        We will issue the notes only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000. The notes will be issued as a separate series of subordinated debt securities under the indenture, and accordingly will vote as a separate series from other series of subordinated debt securities on matters under the indenture. We may, without the consent of the holders of the notes, "reopen" the series and issue additional notes of the same series, having the same ranking and the same interest rate, maturity and other terms as the notes. The notes offered by this prospectus supplement and any additional such notes we may issue in the future will constitute a single series of subordinated debt securities under the indenture.

Principal Amount, Maturity and Interest

        The notes will be issued in an initial aggregate principal amount of $400 million and will mature at 100% of their principal amount on December     , 2013. The notes will bear interest at the rate shown on the front cover of this prospectus supplement, payable semi-annually in arrears on each June    and December    , beginning on June    , 2004. We will pay interest to those persons who were holders of record on the            and            immediately preceding each interest payment date. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid, as the case may be, to but excluding the next interest payment date, or the date of maturity, as the case may be. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. In the event that any date on which principal or interest is payable on the notes is not a business day, then payment of principal or interest payable on such date will be made on the next succeeding business day (and without any interest or other payment in respect of any such delay).

        We will pay principal of and interest on the notes, register the transfer of notes and exchange the notes at the office of the trustee located at 1 Bank One Plaza, Chicago, Illinois 60670. So long as the notes are represented by one or more global debt securities, the principal and interest payable on the notes will be paid to the nominee of The Depository Trust Company, as depositary, or its registered assigns as the registered owner of such global debt securities, by wire transfer of immediately available funds on the maturity date and each of the applicable interest payment dates. If any of the notes are no longer represented by a global debt security, we have the option to pay interest by check mailed to the address of the person entitled to the interest. No service charge will be made for any transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable.

Redemption

        The notes are not subject to a sinking fund or to redemption or repurchase prior to stated maturity.

Subordination

        The indebtedness evidenced by the notes, including principal and interest, is unsecured and subordinate and junior in right of payment to all of our existing and future "senior indebtedness." For purposes of the notes, our "senior indebtedness" means (1) any of our indebtedness for borrowed or purchased money, whether or not evidenced by bonds, debentures, commercial paper, notes or other written instruments, (2) our obligations under letters of credit, (3) any of our indebtedness or other obligations with respect to commodity contracts, interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts, credit derivatives and other similar agreements or arrangements, and (4) any guarantees, endorsements (other than by endorsement of negotiable instruments for collection in the ordinary course of business) or other similar contingent obligations in respect of obligations of others of a type described in clauses (1), (2) or (3), whether or not such obligation is classified as a liability on a balance sheet prepared in accordance with generally accepted accounting principles, in each case whether outstanding on the date of issuance of the notes or thereafter incurred, other than our obligations ranking on a parity with the notes (which will be deemed to include our Subordinated Floating Rate Notes due 2007) or our obligations ranking junior to the notes.

        We may not make payment on account of the principal of or interest on the notes if a default in payment with respect to any senior indebtedness has occurred and is continuing or an event of default with respect to any such senior indebtedness permitting the acceleration of the maturity thereof has occurred and is continuing. In the case of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceeding or any liquidation or winding-up of UnionBanCal Corporation, whether voluntary or involuntary, all such senior indebtedness shall be entitled to be paid in full before any payment shall be made on account of the principal of or interest on the notes. In the event of any such proceeding, after payment in full of all sums owing with respect to such senior indebtedness, the holders of the notes, together with the holders of any of our obligations ranking on a parity with the notes, shall be entitled to be paid from our remaining assets the unpaid principal of and the unpaid interest on the notes or such other obligations ranking on a parity with the notes before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any of our capital stock or any of our obligations ranking junior to the notes.

        Indebtedness that would have ranked senior to the notes totaled approximately $200 million at September 30, 2003. Indebtedness that would have ranked on a parity with the notes totaled approximately $200 million at September 30, 2003. The notes do not contain any limitation on the amount of indebtedness ranking senior to or on a parity with the indebtedness evidenced by the notes that we may hereafter incur.

        We are a registered bank holding company and derive substantially all of our income from our principal operating subsidiary, Union Bank of California, N.A. As a result, our cash flows and consequent ability to service our debt, including the notes, are dependent upon the earnings of our subsidiaries and distribution of those earnings to us or other payments of funds by our subsidiaries to us. Our operating subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to us or to otherwise pay amounts due with respect to the notes or to make funds available for such payments. Various statutory provisions restrict the amount of dividends our subsidiaries can pay to us without regulatory approval. Furthermore, the notes will be effectively junior to all existing and future liabilities and obligations of our subsidiaries because, as a shareholder of our subsidiaries, we will be subject to the prior claims of creditors of our subsidiaries, except to the extent that we ourselves have a claim against those subsidiaries as a creditor.

Limited Rights of Acceleration on Event of Default

        Acceleration of payment of principal of, and accrued and unpaid interest on, the notes will occur only upon the occurrence of certain events of bankruptcy, insolvency or reorganization involving UnionBanCal Corporation. If any such event occurs and is continuing, then the principal of, and accrued and unpaid interest on, the notes will automatically become due and payable immediately, without any declaration or other act by the trustee or any holder.

        Notwithstanding the disclosure set forth in the accompanying prospectus under "Description of Debt Securities—Events of Default," acceleration of payment of principal of, and accrued and unpaid interest on, the notes will not be permitted in the case of any other event of default, including as a result of our failure to pay principal of or interest on the notes or to perform any of our other covenants or agreements contained in the notes or the indenture. Rather, upon any such event of default, the trustee may, in its discretion and subject to certain conditions, seek to enforce its rights and the rights of the holders of the notes by appropriate judicial proceedings, which may include demanding payment of any amounts then due and payable on the notes. In addition, in the event of a default in the payment of principal of or interest on the notes, each holder will have certain rights to institute suit directly against us for the collection of such overdue payment, subject to the limitations and as otherwise provided in the indenture and as described in the accompanying prospectus.

Modification of the Indenture

        The officer's certificate establishing the terms of the notes will provide, in addition to the modification provisions of the indenture described in the accompanying prospectus under "Description of Debt Securities—Modification of the Indenture," that we and the trustee may not make any change relating to the subordination provisions of the notes in a manner adverse to holders of our senior indebtedness unless such holders of our senior indebtedness consent to the change under the terms of such senior indebtedness.

Book-Entry, Delivery and Form

        We will issue the notes in book-entry form, as one or more global debt securities registered in the name of the nominee of The Depository Trust Company, which will act as depositary. Beneficial interests in book-entry notes will be shown on, and transfers of the notes will be made only through, records maintained by the depositary and its participants. The provisions set forth under "Description of Debt Securities—Registered Global Securities" in the accompanying prospectus will apply to the notes.

U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

        The following is a discussion of material United States federal income tax consequences of the purchase, ownership, and disposition of the notes by an initial purchaser of the notes that, for United States federal income tax purposes, is not a "United States person" as defined below (a "Non-U.S. Holder") and who purchases the notes at the issue price indicated on the cover of this prospectus supplement. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as notes held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, foreign or domestic tax-exempt organizations (including private foundations)) and foreign partnerships or to persons that will hold the notes as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those addressed below. In addition, this discussion does not address any (i) United States federal income tax consequences to a Non-U.S. Holder that (A) is engaged in the conduct of a United States trade or business and acquires the notes in connection therewith, or (B) is a nonresident alien individual who is present in the United States for 183 or more days during the taxable year, and (ii) state, local or non-United States tax considerations. This discussion assumes that an investor will hold the notes as "capital assets" (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the "Code"). Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of the purchase, ownership, and disposition of the notes.

        For purposes of this discussion, a "United States person" is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created in, or organized under the law of, the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, and (iv) a trust (A) the administration of which is subject to the primary supervision of a court in the United States and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated.

Interest Income

        Payments of interest on the notes made to a Non-U.S. Holder will not be subject to United States federal income or withholding tax provided that (i) such holder (A) does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote and (B) is not a controlled foreign corporation that is related to us through stock ownership for United States federal income tax purposes and (ii) the requirements of section 871(h) or 881(c) of the Code are satisfied as described below under the heading "Owner's Statement Requirement."

Sale, Exchange, Retirement, or Other Disposition

        A Non-U.S. Holder generally will not be subject to United States federal income tax on gain recognized on a sale, exchange, redemption, or other disposition of a note.

Owner's Statement Requirement

        In order to avoid withholding tax on interest under section 871(h) or 881(c) of the Code, either the beneficial owner of a note or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial

Institution") and that holds a note on behalf of such owner must file a statement with us or our agent to the effect that the beneficial owner is not a United States person. This requirement will be satisfied if we or our agent receives (i) a statement (an "Owner's Statement") from the beneficial owner of a note in which such owner certifies, under penalties of perjury, that such owner is not a United States person and provides such owner's name and address, and if applicable, information with respect to tax treaty benefits, on an Internal Revenue Service Form W-8BEN (or suitable substitute form) or (ii) a statement from the Financial Institution holding the note on behalf of the beneficial owner in which the Financial Institution certifies, under penalties of perjury, that it has received the Owner's Statement, together with a copy of the Owner's Statement. The beneficial owner must inform us or our agent (or, in the case of a statement described in clause (ii) of the immediately preceding sentence, the Financial Institution) within 30 days of any change in information on the Owner's Statement.

Backup Withholding and Information Reporting

        United States federal income tax law provides that backup withholding tax will not apply to payments made by us or our agent on a note to a Non-U.S. Holder if an Owner's Statement or similar documentation is received or an exemption has otherwise been established, provided that we or our agent does not know or have reason to know that the payee is a United States person. If a note is held by a Non-U.S. Holder through a non-United States related broker or financial institution, backup withholding and information would not generally be required. Information reporting may apply if the note is held by a Non-U.S. Holder through a United States or United States related broker or financial institution and, in such case, if the Non-U.S. Holder fails to provide an Owner's Statement or other appropriate evidence of non-United States status, backup withholding may apply.

UNDERWRITING

        Subject to the terms and conditions stated in the underwriting agreement dated as of the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

Underwriter	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$
Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Bear, Stearns & Co. Inc.
Citigroup Global Markets Inc.
Credit Suisse First Boston LLC
Keefe, Bruyette & Woods, Inc.
Lehman Brothers Inc.

Total		$400,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to the satisfaction of certain conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

        The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed    % of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed    % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the underwriters may change the public offering price and concessions.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by UnionBanCal
Per note		%

        The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system. We have been advised by the underwriters that they intend to make a market in the notes. The underwriters, however, are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of any trading market for the notes.

        In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our total expenses for this offering will be $            .

        The underwriters have performed investment banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        The validity of the notes offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Certain other legal matters in connection with this offering will be passed upon for us by John H. McGuckin, Jr., Executive Vice President, General Counsel and Secretary of UnionBanCal Corporation. Mr. McGuckin holds options, granted under various UnionBanCal Corporation management stock plans, to purchase in the aggregate less than 1% of our common stock. The validity of the notes offered hereby will be passed upon for the underwriters by Pillsbury Winthrop LLP, New York, New York. Pillsbury Winthrop LLP regularly performs legal services for UnionBanCal Corporation and its affiliates.

Prospectus
$1,000,000,000

UNIONBANCAL FINANCE TRUST II UNIONBANCAL FINANCE TRUST III UNIONBANCAL FINANCE TRUST IV
Common Stock, Preferred Stock, Depositary Shares and Debt Securities	Trust Preferred Securities Guaranteed By UnionBanCal Corporation

UNIONBANCAL CORPORATION

  •
  may sell common stock to the public;

  •
  may sell preferred stock to the public;

  •
  may sell depositary shares representing preferred stock to the public;

  •
  may sell debt securities to the public; and

  •
  will fully and unconditionally guarantee the payment by each trust of any trust preferred securities.

THE TRUSTS

        Each of UnionBanCal Finance Trust II, UnionBanCal Finance Trust III and UnionBanCal Finance Trust IV may:

  •
  sell trust preferred securities to the public;

  •
  sell trust common securities to UnionBanCal Corporation;

  •
  use the proceeds from these sales to buy an equal amount of debt securities of UnionBanCal Corporation; and

  •
  distribute the cash payments it receives on the debt securities it owns to the holders of the trust preferred and trust common securities.

        The common stock of UnionBanCal Corporation is listed on the New York Stock Exchange under the symbol "UB." Our principal executive offices are located at 400 California Street, San Francisco, California, 94104, telephone (415) 765-2969.

        We urge you to read carefully this prospectus and the accompanying prospectus supplement, which will describe the specific terms of the securities being offered to you, before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is December 2, 2003

ABOUT THIS PROSPECTUS	i
WHERE YOU CAN FIND MORE INFORMATION	i
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	ii
UNIONBANCAL CORPORATION	1
THE TRUSTS	1
USE OF PROCEEDS	3
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	3
DESCRIPTION OF SECURITIES	4
DESCRIPTION OF CAPITAL STOCK	4
DESCRIPTION OF DEPOSITARY SHARES	6
DESCRIPTION OF THE TRUST PREFERRED SECURITIES	8
DESCRIPTION OF DEBT SECURITIES	15
DESCRIPTION OF THE TRUST PREFERRED SECURITIES GUARANTEES	24
RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE TRUST PREFERRED SECURITIES GUARANTEE AND THE DEBT SECURITIES HELD BY EACH TRUST	27
PLAN OF DISTRIBUTION	28
LEGAL MATTERS	29
EXPERTS	29

        Unless otherwise indicated or the context otherwise requires, all references in this prospectus to "UnionBanCal Corporation," "the company," "we," "our," "us" or similar terms refer to UnionBanCal Corporation, together with its subsidiaries.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we and the trusts filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning us can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, or on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our common stock is listed on the New York Stock Exchange, and these reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

        This prospectus is part of a registration statement filed with the SEC by us and the trusts. The full registration statement can be obtained from the SEC as indicated above, or from us.

        The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, and any information filed with the SEC by us after the date of this prospectus will automatically be deemed to update and supersede

i

this information. We incorporate by reference the following documents that have been filed with the SEC:

  •
  Annual Report on Form 10-K for the year ended December 31, 2002 and all amendments thereto;

  •
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003; and

  •
  Current Reports on Form 8-K dated January 7, 2003 and October 1, 2003.

        We also incorporate by reference any future filings (other than current reports furnished under Item 9 or Item 12 of Form 8-K) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus.

        We will provide without charge upon written or oral request a copy of any or all of the documents that are incorporated by reference into this prospectus, other than exhibits which are specifically incorporated by reference into such documents. Requests should be directed to Investor Relations, UnionBanCal Corporation, 400 California Street, San Francisco, California 94104 (telephone 415-765-2969).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act. Some of the forward-looking statements can be identified by the use of forward-looking words including, but not limited to, "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, those included in our most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q under the heading "Certain Business Risk Factors," in any prospectus supplement related hereto, and in other information contained in our publicly available SEC filings and press releases.

        You should not place undue reliance on any such forward-looking statements. Except to the extent required by federal securities laws, we do not intend to update forward-looking information or to release the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ii

UNIONBANCAL CORPORATION

        We are a California-based commercial bank holding company. Our principal subsidiary is Union Bank of California, N.A. Having roots as far back as 1864, we are among the oldest banks on the West Coast. We currently have banking offices in California, Oregon and Washington, as well as international banking facilities. We and our banking subsidiary were created on April 1, 1996, by the combination of Union Bank with BanCal Tri-State Corporation and its banking subsidiary, The Bank of California, N.A. We were originally formed as a California corporation. Effective September 30, 2003, we reincorporated as a Delaware corporation. As of September 30, 2003, The Bank of Tokyo-Mitsubishi, Ltd., or "BTM," owned approximately 63% of our common stock.

        We provide a wide range of financial services to retail customers, small businesses, middle-market companies and major corporations. These services include offering a variety of personal and commercial financial products and services, including consumer and small-business lending, corporate and international lending and cash management, treasury, trust and investment advisory services. Most of our customers are located in California, the nation's most populous state.

THE TRUSTS

        We created the Delaware statutory trusts by executing, as sponsor, separate Declarations of Trust with five appointed trustees for each trust. The trusts are named UnionBanCal Finance Trust II, UnionBanCal Finance Trust III, and UnionBanCal Finance Trust IV (each a "Trust"). Prior to the issuance of trust preferred securities, we will file an Amended and Restated Declaration of Trust for each Trust that will state the terms and conditions for each Trust to issue and sell its preferred securities and common securities. A form of such trust declaration is filed as an exhibit to the registration statement of which this prospectus is a part.

        Each Trust will exist solely to:

  •
  issue and sell its preferred and common securities;

  •
  use the proceeds from the sale of its preferred and common securities to purchase a series of UnionBanCal Corporation's debt securities; and

  •
  engage in other activities that are necessary or incidental to these purposes.

        We will purchase all of the common securities of each Trust. Unless otherwise stated in the applicable prospectus supplement, the trust common securities will represent an aggregate liquidation amount equal to at least 3% of each Trust's total capitalization. The trust preferred securities will represent the remaining approximately 97% of such Trust's total capitalization. The trust common securities will have terms substantially identical to, and will rank equal in priority of payment with, the trust preferred securities. However, if an event of default under the related trust declaration has occurred, then cash distributions and liquidation, redemption and other amounts payable on the trust common securities will be subordinate to the trust preferred securities in priority of payment.

        The trust preferred securities will be guaranteed by UnionBanCal Corporation as described later in this prospectus and the applicable prospectus supplement.

        We have appointed five trustees to conduct the Trusts' business and affairs:

  •
  J.P. Morgan Trust Company, National Association as the "Property Trustee";

  •
  JP Morgan Chase Bank as the "Delaware Trustee"; and

  •
  Three officers of UnionBanCal Corporation as the "Regular Trustees."

        Only UnionBanCal Corporation, as owner of the common securities of each Trust, can remove or replace the trustees. In addition, we can increase or decrease the number of trustees. The majority of trustees, however, will always be Regular Trustees.

        We will pay all fees and expenses related to each Trust and each offering of the related preferred securities and will pay all ongoing costs and expenses of each Trust, except each Trust's obligations under the related preferred and common securities.

        The Trusts will not have separate financial statements. The statements would not be material to holders of the preferred securities because the Trusts will not have any independent operations. The Trusts exist solely for the reasons summarized above.

USE OF PROCEEDS

        The net proceeds of the sale of the trust common and trust preferred securities issued by each Trust will be invested by the applicable Trust in the related series of our debt securities. Unless otherwise stated in the applicable prospectus supplement, we intend to use those proceeds, in addition to the net proceeds of any securities sold by us, for possible repurchases of our outstanding securities and for general corporate purposes, including working capital, acquisitions and other business opportunities.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

        The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods presented.

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
Ratio of earnings to combined fixed charges and preferred stock dividends:
Excluding interest on deposits	3.99x	3.73x	3.50x	5.31x	12.07x	11.59x	17.69x
Including interest on deposits	1.86x	1.87x	1.71x	2.05x	3.53x	3.40x	4.97x

        For purposes of computing these ratios, earnings represent consolidated income before income taxes and cumulative effects of accounting changes plus consolidated fixed charges. Combined fixed charges represent interest expense, including interest on deposits where indicated, and such portion of rental expense deemed representative of the interest factor. The denominator is increased for preferred stock dividend requirements which represent the amount of pre-tax earnings required to cover such dividend requirements. UnionBanCal Corporation had no preferred stock outstanding for any of the periods presented.

DESCRIPTION OF SECURITIES

        This prospectus contains a summary of our common stock, preferred stock, depositary shares and debt securities; the trust preferred securities of the Trusts; and our trust preferred securities guarantees relating to each Trust. The securities issued by the Trusts will be identical with respect to each Trust, except as otherwise described in the prospectus supplement for such securities. These summaries are not meant to be a complete description of each security. The particular terms of any security to be issued pursuant hereto will be set forth in a related prospectus supplement. This prospectus and the accompanying prospectus supplement will contain the material terms and conditions for each security. As used in this "Description of Securities" section, the words "UnionBanCal Corporation," "we," "our," "us," or similar terms refer only to UnionBanCal Corporation and not to any of its subsidiaries.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to our restated certificate of incorporation, our bylaws and the Delaware General Corporation Law ("DGCL"). Our restated certificate of incorporation and bylaws have been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

        Our authorized capital stock consists of 305,000,000 shares, of which 300,000,000 shares are common stock, par value $1.00 per share, and 5,000,000 shares are preferred stock, par value $1.00 per share. As of September 30, 2003, 145,105,566 shares of our common stock were issued and outstanding, and no shares of our preferred stock were issued or outstanding. All of our outstanding shares of common stock are fully paid and non assessable.

Common Stock

        Voting.    Each holder of shares of our common stock is entitled to one vote for each share held on all matters to be voted upon by our shareholders, including elections of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock possess all voting power. Our restated certificate of incorporation does not provide for cumulative voting in the election of directors.

        Our restated certificate of incorporation contains a requirement that the holders of our common stock receive common stock in a merger of the corporation with, directly or indirectly, a holder of more than 50% of our common stock unless at least 90% of our stockholders approve the transaction or unless the transaction is approved at a "fairness hearing" by the California Commissioner of Corporations.

        Dividend Rights.    Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our board of directors out of our assets or funds legally available for such dividends or distributions.

        Liquidation Rights.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock. Because we are a holding company, holders of our common stock may not receive assets of our subsidiaries in the event of our liquidation until the claims of our subsidiaries' creditors are paid, except to the extent that we are creditors of, and may have recognized claims against, such subsidiaries.

        Conversion, Redemption and Preemptive Rights.    Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

        Stock Exchange Listing.    Our common stock is listed on the New York Stock Exchange under the symbol "UB."

Preferred Stock

        Under our restated certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by law, to issue up to 5,000,000 shares of preferred stock in one or more series without further stockholder approval. The board has discretion to determine the number and the rights, preferences, privileges and restrictions of each series, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Written Consents

        Our bylaws provide that any action of our stockholders may be taken by written consent of the holders, without a meeting and without prior notice, if approved by holders of not less than the minimum number of votes that would be necessary to authorize such action at a meeting. As a result, BTM, which as of September 30, 2003 owned approximately 63% of our outstanding common stock, could take certain actions by written consent without the consent of, or prior notice to, our other stockholders.

Delaware Law

        We are incorporated under the DGCL. Under the DGCL, the affirmative vote of a majority of the shares entitled to vote is required to amend our certificate of incorporation. This vote would be in addition to any separate vote to which a future class of our preferred stock may be entitled. Our bylaws may be amended or repealed by the affirmative vote of a majority of the stock issued and outstanding and entitled to vote thereon or by the affirmative vote of a majority of our board of directors.

        We have elected not to be subject to Section 203 of the DGCL, which, in general, prevents an interested stockholder (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a business combination with us for three years following the date that person became an interested stockholder, subject to certain conditions and exceptions. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder.

Limitation on Liability of Directors and Indemnification

        Our restated certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. We also maintain directors' and officers' liability insurance.

        As permitted by Delaware law, our restated certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

  •
  acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

  •
  the payment of dividends or the redemption or purchase of stock in violation of Delaware law;

  •
  any breach of his or her duty of loyalty to us or our stockholders; or

  •
  any transaction from which the director derived an improper personal benefit.

        This provision does not affect a director's liability under the federal securities laws.

        Our restated certificate of incorporation also provides that if the DGCL is amended to further eliminate or limit the liability of directors, then the liability of our directors, in addition to the limitation on personal liability provided in our restated certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. However, our bylaws provide that we may not indemnify any director, officer or employee nor purchase and maintain insurance on behalf of any director, officer or employee in circumstances not permitted by Part 359 of Title 12 of the Code of Federal Regulations, which is included in the regulations of the Federal Deposit Insurance Corporation, whereby a bank holding company or an insured depository institution may not provide for indemnification of its directors and officers in certain circumstances, including where the bank regulators assess a civil money penalty, or issue an order removing the director from office or an order to cease and desist from specified conduct.

        To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

        Computershare Investor Services, LLC acts as transfer agent and registrar for our common stock.

DESCRIPTION OF DEPOSITARY SHARES

        The following description of the depositary shares does not purport to be complete and is subject to and qualified in its entirety by the Deposit Agreement and the depositary receipt relating to the preferred stock that is attached to the Deposit Agreement. You should read these documents as they, and not this description, define your rights as a holder of depositary shares. Forms of these documents have been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

General

        If we elect to offer fractional interests in shares of preferred stock, we will provide for the issuance by a depositary to the public of receipts for depositary shares. Each depositary share will represent fractional interests of preferred stock. We will deposit the shares of preferred stock underlying the depositary shares under a Deposit Agreement between us and a bank or trust company selected by us. The bank or trust company must have its principal office in the United States and a combined capital and surplus of at least $50 million. The depositary receipts will evidence the depositary shares issued under the Deposit Agreement.

        The Deposit Agreement will contain terms applicable to the holders of depositary shares in addition to the terms stated in the depositary receipts. Each owner of depositary shares will be entitled to all the rights and preferences of the preferred stock underlying the depositary shares in proportion to the applicable fractional interest in the underlying shares of preferred stock. The depositary will issue the depositary receipts to individuals purchasing the fractional interests in shares of the related preferred stock according to the terms of the offering described in a prospectus supplement.

Dividends and Other Distributions

        The depositary will distribute all cash dividends or other cash distributions received for the preferred stock to the entitled record holders of depositary shares in proportion to the number of depositary shares that the holder owns on the relevant record date. The depositary will distribute only an amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The depositary will add the undistributed balance to and treat it as part of the next sum received by the depositary for distribution to holders of depositary shares.

        If there is a non-cash distribution, the depositary will distribute property received by it to the entitled record holders of depositary shares, in proportion, insofar as possible, to the number of depositary shares owned by the holders, unless the depositary determines, after consultation with us, that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, sell such property and distribute the net proceeds from the sale to the holders. The Deposit Agreement also will contain provisions relating to how any subscription or similar rights that we may offer to holders of the preferred stock will be available to the holders of the depositary shares.

Conversion, Exchange and Redemption

        If any series of preferred stock underlying the depositary shares may be converted or exchanged, each record holder of depositary receipts will have the right or obligation to convert or exchange the depositary shares represented by the depositary receipts.

        Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem, at the same time, the number of depositary shares representing the preferred stock. The depositary will redeem the depositary shares from the proceeds it receives from the corresponding redemption, in whole or in part, of the applicable series of preferred stock. The depositary will mail notice of redemption to the record holders of the depositary shares that are to be redeemed between 30 and 60 days before the date fixed for redemption. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share on the applicable series of preferred stock. If less than all the depositary shares are to be redeemed, the depositary will select which shares to be redeemed by lot, proportionate allocation or any other method.

        After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will end, except the right to receive money, securities or other property payable upon redemption.

Voting

        When the depositary receives notice of a meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the particulars of the meeting to the record holders of the depositary shares. Each record holder of depositary shares on the record date may instruct the depositary on how to vote the shares of preferred stock underlying the holder's depositary shares. The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions. We will agree to take all reasonable action requested by the depositary to enable it to vote as instructed.

Amendments

        We and the depositary may agree to amend the Deposit Agreement and the depositary receipt evidencing the depositary shares. Any amendment that (a) imposes or increases certain fees, taxes or other charges payable by the holders of the depositary shares as described in the Deposit Agreement or that (b) otherwise prejudices any substantial existing right of holders of depositary shares, will not take effect until 30 days after the depositary has mailed notice of the amendment to the record holders of depositary shares. Any holder of depositary shares that continues to hold its shares at the end of the 30-day period will be deemed to have agreed to the amendment.

Termination

        We may direct the depositary to terminate the Deposit Agreement by mailing a notice of termination to holders of depositary shares at least 30 days prior to termination. In addition, a Deposit Agreement will automatically terminate if:

  •
  the depositary has redeemed all related outstanding depositary shares, or

  •
  we have liquidated, terminated or wound up our business and the depositary has distributed the preferred stock of the relevant series to the holders of the related depositary shares.

Payment Of Fees and Expenses

        We will pay all fees, charges and expenses of the depositary, including the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges as are stated in the Deposit Agreement for their accounts.

Resignation and Removal of Depositary

        At any time, the depositary may resign by delivering notice to us, and we may remove the depositary. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

Reports

        The depositary will forward to the holders of depositary shares all reports and communications from us that are delivered to the depositary and that we are required by law, the rules of an applicable securities exchange or our restated certificate of incorporation to furnish to the holders of the preferred stock. Neither we nor the depositary will be liable if the depositary is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the Deposit Agreement. The Deposit Agreement limits our obligations and the depositary's obligations to performance in good faith of the duties stated in the Deposit Agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless the holders of depositary shares requesting us to do so furnish us with satisfactory indemnity. In performing our obligations, we and the depositary may rely upon the written advice of our counsel or accountants, on any information that competent people provide to us and on documents that we believe are genuine.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES

        The following description of the trust preferred securities does not purport to be complete and is subject to and qualified in its entirety by reference to the trust declaration for each Trust and the indenture to be executed between UnionBanCal Corporation and J.P. Morgan Trust Company, National Association, as trustee, relating to our issuance of the debt securities, as supplemented by resolution of our board of directors or by supplemental indenture. You should read these documents as they, and not this description, define your rights as a holder of the trust preferred securities. These documents, or forms thereof, have been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

General

        Each trust declaration authorizes the Regular Trustees to issue on behalf of a Trust one series of trust preferred securities that will have the terms described in a prospectus supplement. A Trust will use the proceeds from the sale of its trust preferred and trust common securities to purchase a series of our debt securities. The Property Trustee will hold the debt securities in trust for the benefit of the holders of the trust preferred and trust common securities.

        We will guarantee the trust preferred securities under a trust preferred securities guarantee. We will agree to make payments of distributions and payments on redemption or liquidation with respect to each Trust's preferred securities, but only to the extent that the Trust has funds available to make those payments and has not made such payments. See "Description of the Trust Preferred Securities Guarantees."

        The assets of a Trust available for distribution to the holders of its trust preferred securities will be limited to payments from us under the series of debt securities held by the Trust. If we fail to make a payment on the related debt securities, the Trust will not have sufficient funds to make related payments, including distributions, on its preferred securities.

        Each trust preferred securities guarantee, when taken together with our obligations under the related series of debt securities and the indenture and the related trust declaration, will provide a full and unconditional guarantee of amounts due on the trust preferred securities issued by a Trust.

        Each trust declaration will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Each Property Trustee will act as indenture trustee for the trust preferred securities to be issued by the applicable Trust, in order to comply with the provisions of the Trust Indenture Act.

        Each series of trust preferred securities will have the terms, including distributions, redemption, voting and liquidation rights and such other preferred, deferred or other special rights or such restrictions as are described in the relevant trust declaration or made part of the trust declaration by the Trust Indenture Act or the Delaware Statutory Trust Act. The terms of the preferred securities will mirror the terms of the debt securities held by the applicable Trust.

        The prospectus supplement relating to the trust preferred securities of a Trust will describe the specific terms of the trust preferred securities, including:

  •
  the name of the trust preferred securities;

  •
  the dollar amount and number of trust preferred securities issued;

  •
  the annual distribution rate(s), or method of determining such rate(s), the payment date(s) and the record dates used to determine the holders who are to receive distributions and the place(s) where distributions and other amounts payable will be paid;

  •
  any provision relating to deferral of distribution payments;

  •
  the date from which distributions will be cumulative;

  •
  the conversion or exchange provisions, if any, including the price or rate and adjustments thereto for which trust preferred securities will be converted or exchanged, in whole or in part;

  •
  the optional redemption provisions, if any, including the prices, time periods and other terms and conditions for which trust preferred securities will be purchased or redeemed, in whole or in part;

  •
  the terms and conditions, if any, upon which the applicable series of debt securities may be distributed to holders of the trust preferred securities;

  •
  the voting rights, if any, of holders of the trust preferred securities;

  •
  any securities exchange on which the trust preferred securities will be listed;

  •
  whether issued in book-entry form and represented by one or more global certificates, and if so, the depositary for such global certificates and the specific terms of the depositary arrangements; and

  •
  any other relevant rights, preferences, privileges, limitations or restrictions of the trust preferred securities.

        Each prospectus supplement will describe the U.S. federal income tax considerations applicable to the purchase, holding and disposition of the series of trust preferred securities covered by that prospectus supplement.

Liquidation Distribution Upon Dissolution

        Unless otherwise specified in the applicable prospectus supplement, each trust declaration states that the related Trust shall be dissolved:

  •
  on the expiration of the term of such Trust;

  •
  upon the bankruptcy of UnionBanCal Corporation;

  •
  upon the filing of a certificate of dissolution or its equivalent with respect to UnionBanCal Corporation;

  •
  upon the filing of a certificate of cancellation with respect to the related Trust after obtaining the consent of at least a majority in liquidation amount of the trust preferred and trust common securities of such Trust, voting together as a single class;

  •
  90 days after the revocation of our charter, but only if the charter is not reinstated during that 90-day period;

  •
  upon the written direction from us and after the distribution of the related debt securities directly to the holders of the trust preferred and trust common securities of the applicable Trust in exchange for those securities within 90 days after notice, as long as the Regular Trustees receive an opinion of nationally recognized counsel to the effect that the holders of the trust preferred and the trust common securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the termination of the Trust and the distribution of the debt securities;

  •
  upon the occurrence of certain tax, regulatory or other specified events that could result in the termination of the Trust and the distribution of the related debt securities directly to the holders of the trust preferred and trust common securities of the Trust;

  •
  before the issuance of any securities with the consent of all Regular Trustees and UnionBanCal Corporation;

  •
  upon the redemption of all of the trust common and trust preferred securities of such Trust; or

  •
  upon entry of a court order for the dissolution of UnionBanCal Corporation or the Trust.

        Unless otherwise specified in the applicable prospectus supplement, in the event of a dissolution, after the Trust pays all amounts owed to creditors, the holders of the trust preferred and trust common securities issued by such Trust will be entitled to receive:

  •
  cash equal to the aggregate liquidation amount of each trust preferred and trust common security specified in an accompanying prospectus supplement, plus accumulated and unpaid distributions to the date of payment, unless

  •
  debt securities in an aggregate principal amount equal to the aggregate liquidation amount of the trust preferred and trust common securities are distributed to the holders of the trust preferred and trust common securities.

        After the liquidation date is fixed for any distribution of debt securities:

  •
  the trust preferred securities will no longer be deemed to be outstanding;

  •
  DTC or its nominee, as the registered holder of the trust preferred securities, will receive a registered global certificate or certificates representing debt securities to be delivered upon distribution with respect to the trust preferred securities held by DTC or its nominee; and

  •
  any certificates representing trust preferred securities not held by DTC or its nominee will be deemed to represent debt securities having a principal amount equal to the stated liquidation amount of the trust preferred securities and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid distributions on the trust preferred securities until the holder of those certificates presents them to the registrar for the trust preferred securities for transfer or reissuance.

        If the Trust cannot pay the full amount due on its trust preferred and trust common securities because sufficient assets are not available for payment, then the amounts payable by the Trust on its trust preferred and trust common securities shall be paid pro rata. However, if an event of default under the related trust declaration has occurred, the total amounts due on the trust preferred securities will be paid before any distribution on the trust common securities.

Declaration Events of Default

        An event of default under the indenture relating to a series of debt securities is an event of default under the trust declaration of the Trust that owns those debt securities. See "Description of Debt Securities—Events of Default."

        Under the trust declaration, we, as the holder of the trust common securities, will be treated as if we have waived an event of default under the trust declaration that affects us until all events of default under the trust declaration affecting the capital securities have been cured or eliminated.

        UnionBanCal Corporation and the Regular Trustees of a Trust must file annually with the Property Trustee for such Trust a certificate stating whether or not UnionBanCal Corporation is in compliance with all the applicable conditions and covenants under the related trust declaration.

        Upon the occurrence of an event of default under the trust declaration, the Property Trustee of the applicable Trust, as the sole holder of the debt securities held by such Trust, will have the right under the indenture to declare the principal of, premium, if any, and interest on such debt securities to be immediately due and payable.

        If a Property Trustee fails to enforce its rights under the related trust declaration or the indenture to the fullest extent permitted by law and subject to the terms of the trust declaration and the indenture, any holder of the trust preferred securities issued by the Trust may sue us, or seek other remedies, to enforce the Property Trustee's rights under the trust declaration or the indenture without first instituting a legal proceeding against such Property Trustee or any other person.

        If we fail to pay principal, premium, if any, or interest on a series of debt securities when payable, then a holder of the related trust preferred securities may directly sue us or seek other remedies to collect its pro rata share of payments owed.

Removal and Replacement of Trustees

        Only UnionBanCal Corporation, as the only holder of a Trust's trust common securities, has the right to remove or replace the trustees of such Trust. The resignation or removal of any trustee and the appointment of a successor trustee shall be effective only on the acceptance of appointment by the successor trustee in accordance with the provisions of the trust declaration for such Trust.

Conversion or Exchange Rights

        The terms on which trust preferred securities of any series are convertible into or exchangeable for our common stock or our other securities will be set forth in the prospectus supplement relating thereto. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions that adjust the number of shares of our common stock or our other securities that holders of trust preferred securities may receive.

Mergers, Consolidations or Amalgamations of the Trusts

        A Trust may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, any other corporation or other body ("Merger Event"), except as described below. A Trust may, with the consent of a majority of its Regular Trustees and without the consent of the holders of its trust preferred and trust common securities or the other Trustees, consolidate, amalgamate, merge with or into, or be replaced by another Trust, provided that:

  •
  the successor entity either

  (1)
  assumes all of the obligations of the Trust relating to its trust preferred and trust common securities or

  (2)
  substitutes for the Trust's trust preferred and trust common securities other securities substantially similar to those trust preferred and trust common securities ("successor securities"), so long as the successor securities rank the same as the trust preferred and trust common securities for distributions and payments upon liquidation, redemption and otherwise;

  •
  UnionBanCal Corporation acknowledges a trustee of any successor entity who has the same powers and duties as the Property Trustee of the Trust as the holder of the particular series of debt securities;

  •
  the trust preferred securities are listed, or any successor securities will be listed upon notice of issuance, on the same national securities exchange or other organization that the trust preferred securities are then listed, if any;

  •
  the Merger Event does not adversely affect the rights, preferences and privileges of the holders of its trust preferred and trust common securities or successor securities in any material respect, other than with respect to any dilution of the holders' interest in the new entity;

  •
  the Merger Event does not cause the preferred securities or successor securities to be downgraded by any nationally recognized statistical rating organization;

  •
  the successor entity has a purpose identical to that of the Trust;

  •
  prior to the Merger Event, UnionBanCal Corporation has received an opinion of counsel from a nationally recognized law firm stating that (a) such Merger Event does not adversely affect the rights, preferences and privileges of the holders of the trust preferred securities (including any successor securities) in any material respect and (b) following the Merger Event, neither the Trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"); and

  •
  UnionBanCal Corporation guarantees the obligations of the successor entity under the successor securities in the same manner as in the applicable trust preferred securities guarantee and the guarantee of the common securities for the Trust, if any.

        In addition, unless all of the holders of the trust preferred and trust common securities approve otherwise, a Trust shall not consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if such transaction would cause the Trust or the successor entity to be classified as other than a grantor trust for U.S. federal income tax purposes.

Voting Rights; Amendment of Declarations

        The holders of trust preferred securities have no voting rights except as discussed under "—Mergers, Consolidations or Amalgamations of the Trust," and "Description of the Trust Preferred Securities Guarantees—Amendments and Assignment," and as otherwise required by law and the trust declaration for the applicable Trust.

        A trust declaration may be amended if approved by a majority of the Regular Trustees, and in limited circumstances, the Property Trustee, of the applicable Trust. However, if any proposed amendment provides for, or the Regular Trustees otherwise propose to effect,

    (1)
    any action that would adversely affect the powers, preferences or special rights of the trust's preferred and common securities, whether by way of amendment to the trust declaration or otherwise; or

    (2)
    the dissolution, winding-up or termination of the Trust other than pursuant to the terms of its trust declaration,

then the holders of the Trust's trust preferred and trust common securities as a single class will be entitled to vote on the amendment or proposal. In that case, the amendment or proposal will only be effective if approved by at least a majority in liquidation amount of the trust preferred and trust common securities affected by the amendment or proposal.

        If any amendment or proposal referred to in clause (1) above would adversely affect only the trust preferred securities or only the trust common securities of a Trust, then only the affected class will be entitled to vote on the amendment or proposal and the amendment or proposal will only be effective with the approval of at least a majority in liquidation amount of the affected class. Notwithstanding the foregoing, specified provisions of the trust declaration may not be amended without the consent of all holders of the Trust's trust preferred and trust common securities.

        No amendment may be made to a trust declaration if the amendment would:

  •
  cause the related Trust to be characterized as other than a grantor trust for U.S. federal income tax purposes;

  •
  reduce or otherwise adversely affect the powers of the related Property Trustee, unless approved by that Property Trustee; or

  •
  cause the related Trust to be deemed to be an "investment company" which is required to be registered under the Investment Company Act.

        The holders of a majority in aggregate liquidation amount of the trust preferred securities of each Trust have the right to:

  •
  direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee of the Trust; or

  •
  direct the exercise of any trust or power conferred upon such Property Trustee under that Trust's trust declaration, including the right to direct the Property Trustee, as the holder of a series of debt securities, to

  (1)
  exercise the remedies available under the indenture with respect to such debt securities,

  (2)
  waive any event of default under the indenture that is waivable,

  (3)
  cancel an acceleration of the principal of the debt securities, or

  (4)
  consent to any amendment, modification or termination of the indenture where consent is required,

but if an event of default under the indenture has occurred and is continuing, then the holders of 25% of the aggregate liquidation amount of the trust preferred securities may direct the Property Trustee to declare the debt securities immediately due and payable. If, however, the indenture requires the consent of the holders of more than a majority in aggregate principal amount of a series of debt securities (a "super-majority"), then the Property Trustee for the trust preferred securities related to that series of debt securities must get approval of the holders of the same super-majority in liquidation amount of the trust preferred securities. In addition, before taking any of the foregoing actions, except for directing the time, method and place of conducting any proceeding for any remedy available to the Property Trustee, the Property Trustee must obtain an opinion of counsel from a nationally recognized law firm stating that the action would not cause the Trust to be classified as other than a grantor trust for U.S. federal income tax purposes.

        The Property Trustee of a Trust will notify all trust preferred securities holders of the Trust of any notice received from the indenture trustee with respect to the debt securities held by the Trust.

        As described in each trust declaration, the Property Trustee may hold a meeting to have trust preferred securities holders vote on a change or have them approve the change by written consent.

        If a vote of trust preferred securities holders is taken or a consent is obtained, any trust preferred securities that are owned by us or any of our affiliates will, for purposes of the vote or consent, be treated as if they were not outstanding. This means that:

    (1)
    we and any of our affiliates will not be able to vote on or consent to matters requiring the vote or consent of holders of trust preferred securities; and

    (2)
    any trust preferred securities owned by us, the Regular Trustees or any of our respective affiliates will not be counted in determining whether the required percentage of votes or consents has been obtained.

Information Concerning the Property Trustee

        Each Property Trustee will be unaffiliated with UnionBanCal Corporation and BTM. For matters relating to compliance with the Trust Indenture Act, the Property Trustee of each Trust will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. Each Property Trustee, other than during the occurrence and continuance of an event of default under the trust declaration of the applicable Trust, undertakes to perform only those duties that are specifically set forth in the applicable trust declaration and, upon an event of default under the trust declaration, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, a Property Trustee is under no obligation to exercise any of the powers given it by the applicable trust declaration at the request of any holder of trust preferred securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur. However, the holders of the trust preferred securities will not be required to offer such an indemnity where the holders, by exercising their voting rights, direct the Property Trustee to take any action following an event of default under the trust declaration.

Miscellaneous

        The trustees of each Trust are authorized and directed to conduct the affairs of and to operate the Trust in such a way that:

  •
  the Trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

  •
  the Trust will be classified as a grantor trust for U.S. federal income tax purposes; and

  •
  the debt securities held by the Trust will be treated as indebtedness of UnionBanCal Corporation for U.S. federal income tax purposes.

        UnionBanCal Corporation and the trustees of a Trust are authorized to take any action (so long as it is consistent with applicable law or the applicable certificate of trust or trust declaration) that we and the trustees of such Trust determine to be necessary or desirable for such purposes.

        Holders of trust preferred securities have no preemptive or similar rights.

        A Trust may not borrow money, issue debt, execute mortgages or pledge any of its assets.

        The Property Trustee will promptly make distributions to the holders of the Trust's preferred securities and common securities out of funds received by such Trust from holding our debt securities.

Governing Law

        Each trust declaration and the related trust preferred securities will be governed by and construed in accordance with the laws of the State of Delaware.

DESCRIPTION OF DEBT SECURITIES

        The following descriptions of the debt securities do not purport to be complete and are subject to and qualified in their entirety by reference to the indenture, a form of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. Any future supplemental indenture or similar document also will be so filed. You should read the indenture and any supplemental indenture or similar document because they, and not this description, define your rights as holder of our debt securities. All capitalized terms have the meanings specified in the indenture.

        We may issue, from time to time, debt securities, in one or more series, that will consist of either our senior debt ("Senior Debt Securities"), our senior subordinated debt ("Senior Subordinated Debt Securities"), our subordinated debt ("Subordinated Debt Securities") or our junior subordinated debt ("Junior Subordinated Debt Securities" and, together with the Senior Subordinated Debt Securities and the Subordinated Debt Securities, the "Subordinated Securities"). The debt securities we offer will be issued under an indenture between us and J.P. Morgan Trust Company, National Association, acting as trustee. Debt securities, whether senior, senior subordinated, subordinated or junior subordinated, may be issued as convertible debt securities or exchangeable debt securities.

General Terms of the Indenture

        The indenture does not limit the amount of debt securities that we may issue. It provides that we may issue debt securities up to the principal amount that we may authorize and may be in any currency or currency unit designated by us. Except for the limitations on consolidation, merger and sale of all or substantially all of our assets contained in the indenture, the terms of the indenture do not contain any covenants or other provisions designed to afford holders of any debt securities protection with respect to our operations, financial condition or transactions involving us.

        We may issue the debt securities issued under the indenture as "discount securities," which means they may be sold at a discount below their stated principal amount. These debt securities, as well as other debt securities that are not issued at a discount, may, for U.S. federal income tax purposes, be treated as if they were issued with "original issue discount," or "OID," because of interest payment and other characteristics. Special U.S. federal income tax considerations applicable to debt securities issued with original issue discount will be described in more detail in any applicable prospectus supplement.

        The applicable prospectus supplement for a series of debt securities that we issue will describe, among other things, the following terms of the offered debt securities:

  •
  the title;

  •
  the aggregate principal amount;

  •
  whether issued in fully registered form without coupons or in a form registered as to principal only with coupons or in bearer form with coupons;

  •
  whether issued in the form of one or more global securities and whether all or a portion of the principal amount of the debt securities is represented thereby;

  •
  the price or prices at which the debt securities will be issued;

  •
  the date or dates on which principal is payable;

  •
  the place or places where and the manner in which principal, premium or interest will be payable and the place or places where the debt securities may be presented for transfer and, if applicable, conversion or exchange;

  •
  interest rates, and the dates from which interest, if any, will accrue, and the dates when interest is payable;

  •
  the right, if any, to extend the interest payment periods and the duration of the extensions;

  •
  our rights or obligations to redeem or purchase the debt securities, including sinking fund or partial redemption payments;

  •
  conversion or exchange provisions, if any, including conversion or exchange prices or rates and adjustments thereto;

  •
  the currency or currencies of payment of principal or interest;

  •
  the terms applicable to any debt securities issued at a discount from their stated principal amount;

  •
  the terms, if any, pursuant to which any debt securities will be subordinate to any of our other debt;

  •
  if the amount of payments of principal or interest is to be determined by reference to an index or formula, or based on a coin or currency other than that in which the debt securities are stated to be payable, the manner in which these amounts are determined and the calculation agent, if any, with respect thereto;

  •
  if other than the entire principal amount of the debt securities when issued, the portion of the principal amount payable upon acceleration of maturity and the terms and conditions of such acceleration;

  •
  if applicable, covenants affording holders of debt protection with respect to our operations, financial condition or transactions involving us; and

  •
  any other specific terms of any debt securities.

        The applicable prospectus supplement will set forth certain U.S. federal income tax considerations for holders of any debt securities and the securities exchange or quotation system on which any debt securities are listed or quoted, if any.

        Debt securities issued by us will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries, except to the extent any such subsidiary guarantees or is otherwise obligated to make payment on such debt securities.

        Unless otherwise provided in the applicable prospectus supplement, all securities of any one series need not be issued at the same time and may be issued from time to time without consent of any holder.

Senior Debt Securities

        Payment of the principal of, premium, if any, and interest on Senior Debt Securities will rank on a parity with all of our other unsecured and unsubordinated debt.

Senior Subordinated Debt Securities

        Payment of the principal of, premium, if any, and interest on Senior Subordinated Debt Securities will be junior in right of payment to the prior payment in full of all of our unsubordinated debt. We will set forth in the applicable prospectus supplement relating to any Senior Subordinated Debt Securities the subordination terms of such securities as well as the aggregate amount of outstanding debt, as of the most recent practicable date, that by its terms would be senior to the Senior Subordinated Debt Securities. We will also set forth in such prospectus supplement limitations, if any, on issuance of additional senior debt.

Subordinated Debt Securities

        Payment of the principal of, premium, if any, and interest on Subordinated Debt Securities will be subordinated and junior in right of payment to the prior payment in full of all of our senior and senior subordinated debt. We will set forth in the applicable prospectus supplement relating to any Subordinated Debt Securities the subordination terms of such securities as well as the aggregate amount of outstanding indebtedness, as of the most recent practicable date, that by its terms would be senior to the Subordinated Debt Securities. We will also set forth in such prospectus supplement limitations, if any, on issuance of additional senior debt.

Junior Subordinated Debt Securities

        Payment of the principal of, premium, if any, and interest on Junior Subordinated Debt Securities will be subordinated and junior in right of payment to the prior payment in full of all of our senior, senior subordinated and subordinated debt. We will set forth in the applicable prospectus supplement relating to any Junior Subordinated Debt Securities the subordination terms of such securities as well as the aggregate amount of outstanding debt, as of the most recent practicable date, that by its terms would be senior to the Junior Subordinated Debt Securities. We will also set forth in such prospectus supplement limitations, if any, on issuance of additional senior debt.

Conversion or Exchange Rights

        Debt securities may be convertible into or exchangeable for other securities or property of UnionBanCal Corporation. The terms and conditions of conversion or exchange will be set forth in the applicable prospectus supplement. The terms will include, among others, the following:

  •
  the conversion or exchange price;

  •
  the conversion or exchange period;

  •
  provisions regarding the ability of us or the holder to convert or exchange the debt securities;

  •
  events requiring adjustment to the conversion or exchange price; and

  •
  provisions affecting conversion or exchange in the event of our redemption of the debt securities.

Consolidation, Merger or Sale

        We cannot consolidate or merge with or into, or transfer or lease all or substantially all of our assets to, any person unless (a) we will be the continuing corporation or (b) the successor corporation or person to which our assets are transferred or leased is a corporation organized under the laws of the United States, any state of the United States or the District of Columbia and it expressly assumes our obligations on the debt securities and under the indenture. In addition, we cannot effect such a transaction unless immediately after giving effect to such transaction, no default or event of default under the indenture shall have occurred and be continuing. Subject to certain exceptions, when the person to whom our assets are transferred or leased has assumed our obligations under the debt securities and the indenture, we shall be discharged from all our obligations under the debt securities and the indenture, except in limited circumstances.

        This covenant would not apply to any recapitalization transaction, a change of control of UnionBanCal Corporation or a highly leveraged transaction, unless the transaction or change of control were structured to include a merger or consolidation or transfer or lease of all or substantially all of our assets.

Events of Default

        Unless otherwise indicated, the term "Event of Default," when used in the indenture, means any of the following:

  •
  failure to pay interest for 30 days after the date payment is due and payable; provided that an extension of an interest payment period by UnionBanCal Corporation in accordance with the terms of the debt securities shall not constitute a failure to pay interest;

  •
  failure to pay principal or premium, if any, on any debt security when due, either at maturity, upon any redemption, by declaration or otherwise;

  •
  failure to make sinking fund payments when due;

  •
  failure to perform any other covenant for 90 days after notice that performance was required;

  •
  events in bankruptcy, insolvency or reorganization of UnionBanCal Corporation; or

  •
  any other Event of Default provided in the applicable resolution of our board of directors or the supplemental indenture under which we issue series of debt securities.

        An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture. Unless otherwise indicated in the applicable prospectus supplement, an Event of Default relating to the payment of interest, principal or any sinking fund installment involving any series of debt securities has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of each affected series may declare the entire principal of all the debt securities of that series to be due and payable immediately.

        Unless otherwise indicated in the applicable prospectus supplement, an Event of Default relating to the performance of other covenants occurs and is continuing for a period of 90 days after notice of such, or if any other Event of Default occurs and is continuing involving all of the series of Senior Debt Securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of Senior Debt Securities may declare the entire principal amount of all of the series of Senior Debt Securities due and payable immediately.

        Similarly, unless otherwise indicated in the applicable prospectus supplement, if an Event of Default relating to the performance of other covenants occurs and is continuing for a period of 90 days after notice of such, or if any other Event of Default occurs and is continuing involving all of the series of Subordinated Securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of Subordinated Securities may declare the entire principal amount of all of the series of Subordinated Securities due and payable immediately.

        If, however, the Event of Default relating to the performance of other covenants or any other Event of Default that has occurred and is continuing is for less than all of the series of Senior Debt Securities or Subordinated Securities, as the case may be, then, unless otherwise indicated in the applicable prospectus supplement, the trustee or the holders of not less than 25% in aggregate principal amount of each affected series of the Senior Debt Securities or the Subordinated Securities, as the case may be, may declare the entire principal amount of all debt securities of such affected series due and payable immediately. The holders of not less than a majority in aggregate principal amount of the debt securities of a series may, after satisfying conditions, rescind and annul any of the above-described declarations and consequences involving the series.

        If an Event of Default relating to events in bankruptcy, insolvency or reorganization of UnionBanCal Corporation occurs and is continuing, then the principal amount of all of the debt securities outstanding, and any accrued interest, will automatically become due and payable immediately, without any declaration or other act by the trustee or any holder.

        The indenture imposes limitations on suits brought by holders of debt securities against us. Except as provided below, no holder of debt securities of any series may institute any action against us under the indenture unless:

  •
  the holder has previously given to the trustee written notice of default and continuance of that default;

  •
  the holders of at least 25% in principal amount of the outstanding debt securities of the affected series have requested that the trustee institute the action;

  •
  the requesting holders have offered the trustee reasonable indemnity for expenses and liabilities that may be incurred by bringing the action;

  •
  the trustee has not instituted the action within 60 days of the request; and

  •
  the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding debt securities of the series.

        Notwithstanding the foregoing, each holder of debt securities of any series has the right, which is absolute and unconditional, to receive payment of the principal of and premium and interest, if any, on such debt securities when due and to institute suit for the enforcement of any such payment, and such rights may not be impaired without the consent of that holder of debt securities.

        We will be required to file annually with the Trustee a certificate, signed by an officer of UnionBanCal Corporation, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of the indenture.

Registered Global Securities

        We may issue the debt securities of a series in whole or in part in the form of one or more fully registered global securities that we will deposit with a depositary or with a nominee for a depositary identified in the applicable prospectus supplement and registered in the name of such depositary or nominee. In such case, we will issue one or more registered global securities denominated in an amount equal to the aggregate principal amount of all of the debt securities of the series to be issued and represented by such registered global security or securities.

        Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred except as a whole:

  •
  by the depositary for such registered global security to its nominee or,

  •
  by a nominee of the depositary to the depositary or another nominee of the depositary or

  •
  by the depositary or its nominee to a successor of the depositary or a nominee of the successor.

        The prospectus supplement relating to a series of debt securities will describe the specific terms of the depositary arrangement with respect to any portion of such series represented by a registered global security. We anticipate that the following provisions will apply to all depositary arrangements for debt securities:

  •
  ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for the registered global security, those persons being referred to as "participants," or persons that may hold interests through participants;

  •
  upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the debt securities represented by the registered global security beneficially owned by the participants;

  •
  any dealers, underwriters, or agents participating in the distribution of the debt securities will designate the accounts to be credited; and

  •
  ownership of any beneficial interest in the registered global security will be shown on, and the transfer of any ownership interest will be effected only through, records maintained by the depositary for the registered global security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants).

        The laws of some states may require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in registered global securities.

        So long as the depositary for a registered global security, or its nominee, is the registered owner of the registered global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the indenture. Except as set forth below, owners of beneficial interests in a registered global security:

  •
  will not be entitled to have the debt securities represented by a registered global security registered in their names;

  •
  will not receive or be entitled to receive physical delivery of the debt securities in the definitive form; and

  •
  will not be considered the owners or holders of the debt securities under the indenture.

        Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the indenture.

        We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and those participants would authorize beneficial owners owning through those participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

        We will make payments of principal and premium, if any, and interest, if any, on debt securities represented by a registered global security registered in the name of a depositary or its nominee to the depositary or its nominee, as the case may be, as the registered owners of the registered global security. None of UnionBanCal Corporation, the trustee or any other agent of UnionBanCal Corporation or the trustee will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

        We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payments of principal and premium, if any, and interest, if any, in respect of the registered global security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security held through the participants, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name." We also expect that any of these payments will be the responsibility of the participants.

        If the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, we will appoint an eligible successor depositary. If we fail to appoint an eligible successor depositary within 90 days, we will issue the debt securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion decide not to have any of the debt securities of a series represented by one or more registered global securities. In such event, we will issue debt securities of that series in a definitive form in exchange for all of the registered global securities representing the debt securities. The trustee will register any debt securities issued in definitive form in exchange for a registered global security in such name or names as the depositary, based upon instructions from its participants, shall instruct the trustee.

        We may also issue bearer debt securities of a series in the form of one or more global securities, referred to as "bearer global securities." We will deposit these bearer global securities with a common depositary for Euroclear System and Clearstream Bank Luxembourg, Societe Anonyme, or with a nominee for the depositary identified in the prospectus supplement relating to that series. The prospectus supplement relating to a series of debt securities represented by a bearer global security will describe the specific terms and procedures, including the specific terms of the depositary arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security, with respect to the position of the series represented by a bearer global security.

Discharge, Defeasance and Covenant Defeasance

        We can discharge or defease our obligations under the indenture as set forth below. Unless otherwise set forth in the applicable prospectus supplement, the subordination provisions applicable to any Subordinated Securities will be expressly subject to the discharge and defeasance provisions of the indenture.

        We may discharge some of our obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable within one year (or are scheduled for redemption within one year). We may effect a discharge by irrevocably depositing with the trustee cash or U.S. government obligations, as trust funds, in an amount certified to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, the principal of, premium, if any, and interest on the debt securities and any mandatory sinking fund payments.

        Unless otherwise provided in the applicable prospectus supplement, we may also discharge any and all of our obligations to holders of any series of debt securities at any time ("defeasance"). We also may be released from the obligations imposed by any covenants of any outstanding series of debt securities and provisions of the indenture, and we may omit to comply with those covenants without creating an Event of Default ("covenant defeasance"). We may effect defeasance and covenant defeasance only if, among other things:

  •
  we irrevocably deposit with the trustee cash or U.S. government obligations, as trust funds, in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal, premium, if any, and interest on all outstanding debt securities of the series; and

  •
  we deliver to the trustee an opinion of counsel from a nationally recognized law firm to the effect that the holders of the series of debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter the holders' U.S. federal income tax treatment of principal, premium, if any, and interest payments on the series of debt securities, which opinion, in the case of legal defeasance, must be based on a ruling of the Internal Revenue Service issued, or a change in U.S. federal income tax law.

        Although we may discharge or defease our obligations under the indenture as described in the two preceding paragraphs, we may not avoid, among other things, our duty to register the transfer or exchange of any series of debt securities, to replace any temporary, mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of any series of debt securities.

Modification of the Indenture

        The indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

  •
  secure any debt securities;

  •
  evidence the assumption by a successor corporation of our obligations;

  •
  add covenants for the protection of the holders of debt securities;

  •
  cure any ambiguity or correct any inconsistency in the indenture;

  •
  establish the forms or terms of debt securities of any series; and

  •
  evidence and provide for the acceptance of appointment by a successor trustee.

        The indenture also provides that we and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of all series of Senior Debt Securities or Subordinated Securities, as the case may be, then outstanding and affected (voting as one class), add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the indenture or modify in any manner the rights of the holders of the debt securities. We and the trustee may not, however, without the consent of the holder of each outstanding debt security affected thereby:

  •
  extend the final maturity of any debt security;

  •
  reduce the principal amount or premium, if any;

  •
  reduce the rate or extend the time of payment of interest;

  •
  reduce any amount payable on redemption;

  •
  change the currency in which the principal (other than as may be provided otherwise with respect to a series), premium, if any, or interest is payable;

  •
  reduce the amount of the principal of any debt security issued with an original issue discount that is payable upon acceleration or provable in bankruptcy;

  •
  modify any of the subordination provisions or the definition of senior indebtedness applicable to any Subordinated Securities in a manner adverse to the holders of those securities;

  •
  alter provisions of the indenture relating to the debt securities not denominated in U.S. dollars;

  •
  impair the right to institute suit for the enforcement of any payment on any debt security when due; or

  •
  reduce the percentage of holders of debt securities of any series whose consent is required for any modification of the indenture.

        A prospectus supplement may set forth modifications or additions to these provisions with respect to a particular series of Debt Securities.

Concerning the Trustee

        The indenture provides that there may be more than one trustee under the indenture, each with respect to one or more series of debt securities. If there are different trustees for different series of debt securities, each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee under the indenture. Except as otherwise indicated in this prospectus or any prospectus supplement, any action permitted to be taken by a trustee may be taken by such trustee only with respect to the one or more series of debt securities for which it is the trustee under the indenture. Any trustee under the indenture may resign or be removed with respect to one or more series of debt securities. All payments of principal of, premium, if any, and interest on, and all registration, transfer, exchange, authentication and delivery (including authentication and delivery on original issuance of the debt securities) of, the debt securities of a series will be effected by the trustee with respect to that series at an office designated by the trustee in New York, New York.

        The indenture contains limitations on the right of the trustee, should it become a creditor of UnionBanCal Corporation, to obtain payment of claims in some cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee may engage in other transactions. If it acquires any conflicting interest relating to any duties with respect to the debt securities, however, it must eliminate the conflict or resign as trustee.

        The holders of a majority in aggregate principal amount of any series of debt securities then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee with respect to such series of debt securities, provided that the direction would not conflict with any rule of law or with the indenture, would not be unduly prejudicial to the rights of another holder of the debt securities, and would not involve any trustee in personal liability. The indenture provides that in case an Event of Default shall occur and be known to any trustee and not be cured, the trustee must use the same degree of care as a prudent person would use in the conduct of his or her own affairs in the exercise of the trustee's power. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities, unless they shall have offered to the trustee security and indemnity satisfactory to the trustee.

No Individual Liability of Incorporators, Shareholders, Officers or Directors

        The indenture provides that no incorporator and no past, present or future shareholder, officer or director, of UnionBanCal Corporation or any successor corporation in their capacity as such shall have any individual liability for any of our obligations, covenants or agreements under the debt securities or the indenture.

Governing Law

        The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES GUARANTEES

        The following description of the trust preferred securities guarantees does not purport to be complete and is subject to and qualified in its entirety by reference to our guarantee of the preferred securities issued by each Trust. We have filed forms of the trust preferred securities guarantees with the SEC as an exhibit to the registration statement of which this prospectus is a part. You should read the applicable trust preferred securities guarantee as it, and not this description, defines your rights as a beneficiary of the trust preferred securities guarantees.

General

        We will execute a trust preferred securities guarantee, which benefits the holders of trust preferred securities, at the time that a Trust issues those trust preferred securities. Each trust preferred securities guarantee will be qualified as an indenture under the Trust Indenture Act. Unless otherwise stated in a prospectus supplement, J.P. Morgan Trust Company, National Association will act as indenture trustee under each trust preferred securities guarantee for the purposes of compliance with the Trust Indenture Act. The trustee will hold each trust preferred securities guarantee for the benefit of the trust preferred securities holders of the applicable Trust.

        We will agree, as described in each trust preferred securities guarantee, to pay in full, to the holders of the trust preferred securities issued by the applicable Trust, the Guarantee Payments (as defined), except to the extent previously paid, when and as due, regardless of any defense, right of set-off or counterclaim which the Trust may have or assert. The following payments, to the extent not paid by a Trust (the "Guarantee Payments"), will be covered by the applicable trust preferred securities guarantee:

  •
  any accumulated and unpaid distributions required to be paid on the applicable trust preferred securities, to the extent that the Trust has funds available to make the payment;

  •
  the redemption price, to the extent that the Trust has funds available to make the payment; and

  •
  upon a voluntary or involuntary dissolution and liquidation of the Trust (other than in connection with a distribution of debt securities to holders of the applicable trust preferred securities or the redemption of all such trust preferred securities), the lesser of

  (1)
  the aggregate of the liquidation amount specified in the prospectus supplement for each trust preferred security plus all accumulated and unpaid distributions on the trust preferred securities to the date of payment, to the extent the Trust has funds available to make the payment; and

    (2)
    the amount of assets of the Trust remaining available for distribution to holders of its trust preferred securities upon a dissolution and liquidation of the Trust ("Liquidation Payment").

        Our obligation to make a Guarantee Payment may be satisfied by directly paying the required amounts to the holders of the trust preferred securities or by causing the Trust to pay the amounts to the holders.

        No single document executed by UnionBanCal Corporation relating to the issuance of trust preferred securities will provide for its full, irrevocable and unconditional guarantee of the trust preferred securities. It is only the combined operation of our obligations under the indenture and the applicable trust preferred securities guarantee and trust declaration that has the effect of providing a full, irrevocable and unconditional guarantee of a Trust's obligations under its trust preferred securities.

Status of the Trust Preferred Securities Guarantees

        Each trust preferred securities guarantee will constitute an unsecured obligation of UnionBanCal Corporation and will rank:

  •
  subordinate and junior in right of payment to all of our other liabilities, except those obligations made equal or junior to its obligations under a trust preferred securities guarantee;

  •
  equal with the most senior preferred or preference stock now or hereafter issued by us, and with any guarantee now or hereafter issued by it in respect of any preferred or preference stock of any of our affiliates; and

  •
  senior to our common stock.

        Each trust declaration will require that the holder of trust preferred securities accept the subordination provisions and other terms of the trust preferred securities guarantee. Each trust preferred securities guarantee will constitute a guarantee of payment and not of collection. In other words, the holder of the guaranteed security may sue us, or seek other remedies, to enforce its rights under the trust preferred securities guarantee without first suing any other person or entity. A trust preferred securities guarantee will not be discharged except:

  •
  upon payment of the Guarantee Payments in full if not previously paid;

  •
  upon distribution of the underlying securities to the holders of trust preferred securities upon any conversion or exchange of the holder's trust preferred securities into the designated securities, if applicable; or

  •
  upon distribution to the applicable holders of trust preferred securities of the corresponding series of debt securities under the appropriate trust declaration.

Amendments and Assignment

        Changes to a trust preferred securities guarantee that do not adversely affect the rights of holders of trust preferred securities in any material respect may be made without the consent of those holders. Otherwise, a trust preferred securities guarantee may only be amended with the prior approval of the holders of at least a majority in aggregate liquidation amount of the affected trust preferred securities, excluding any affected trust preferred securities held by us or any of our affiliates. A description of the way to obtain any approval is described under "Description of the Trust Preferred Securities—Voting Rights; Amendment of Declarations." All guarantees and agreements contained in the trust preferred securities guarantee will be binding on our successors, assigns, receivers, trustees and representatives and are for the benefit of the holders of the applicable trust preferred securities.

Trust Preferred Securities Guarantee Events of Default

        An event of default under a trust preferred securities guarantee occurs if:

  •
  we fail to make any of our required payments or perform our obligations under the guarantee; or

  •
  we fail to deliver the designated securities upon an appropriate election by the holder of related trust preferred securities to convert or exchange the trust preferred securities into the designated securities, if applicable.

        The holders of at least a majority in aggregate liquidation amount of the trust preferred securities relating to each trust preferred securities guarantee, excluding any trust preferred securities held by us or any of our affiliates, will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee relating to such trust preferred securities guarantee or to direct the exercise of any trust or power given to the trustee under such trust preferred securities guarantee.

Information Concerning the Trust Preferred Guarantee Trustee

        The trustee under a trust preferred securities guarantee, other than during the occurrence and continuation of a default under the trust preferred securities guarantee, will only perform the duties that are specifically described in such guarantee. After such a default, the trustee will exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, a trustee is under no obligation to exercise any of its powers as described in the applicable trust preferred securities guarantee at the request of any holder of covered trust preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur.

Termination of the Trust Preferred Securities Guarantee

        Each trust preferred securities guarantee will terminate once the applicable trust preferred securities are paid in full upon distribution of the underlying securities to the holders of trust preferred securities, upon any conversion or exchange of the holder's trust preferred securities into the designated securities, if applicable, or upon distribution of the corresponding series of debt securities to the holders of the applicable trust preferred securities. Each trust preferred securities guarantee will continue to be effective or will be reinstated if at any time any holder of trust preferred securities issued by the applicable Trust must restore payment of any sums paid under such trust preferred securities or such guarantee.

Miscellaneous

        We will pay all fees and expenses related to:

  •
  the offering of the trust preferred securities and the related series of debt securities;

  •
  the organization, maintenance and dissolution of a Trust;

  •
  the retention of the trustees; and

  •
  the enforcement by the property trustee of the rights of the holders of the trust preferred securities.

Governing Law

        The trust preferred securities guarantees will be governed by, and construed in accordance with, the laws of the state of New York.

RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE TRUST PREFERRED SECURITIES GUARANTEE AND THE DEBT SECURITIES HELD BY EACH TRUST

        We will guarantee payments of distributions and redemption and liquidation payments due on each series of the trust preferred securities, to the extent the applicable Trust has funds available for the payments, as described under "Description of the Trust Preferred Securities Guarantees." No single document executed by us in connection with the issuance of any series of the trust preferred securities will provide for its full, irrevocable and unconditional guarantee of any trust preferred securities. It is only the combined operation of our obligations under the applicable trust preferred securities guarantee, trust declaration and the indenture that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under its trust preferred securities.

        As long as we make payments of interest and other payments when due on the debt securities held by a Trust, those payments will be sufficient to cover the payment of distributions and redemption and liquidation payments due on the trust preferred securities issued by that Trust, primarily because:

  •
  the aggregate principal amount of the debt securities will be equal to the sum of the aggregate liquidation amount of the trust preferred and trust common securities;

  •
  the interest rate and interest and other payment dates on the debt securities will match the distribution rate and distribution and other payment dates for the trust preferred securities;

  •
  we will pay for any and all costs, expenses and liabilities of each Trust except such Trust's obligations under its trust preferred securities; and

  •
  each trust declaration provides that the related Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

        If and to the extent that we do not make payments on the debt securities, the applicable Trust will not have funds available to make payments of distributions or other amounts due on its trust preferred securities. In those circumstances, you will not be able to rely upon the trust preferred securities guarantee for payment of these amounts. Instead, you may directly sue us or seek other remedies to collect your pro rata share of payments owed. If you sue us to collect payment, then we will assume your rights as a holder of trust preferred securities under the Trust's trust declaration to the extent we make a payment to you in any legal action.

        A holder of any trust preferred security may sue us, or seek other remedies, to enforce its rights under the trust preferred securities guarantee without first suing the applicable trustee, the Trust that issued the trust preferred security or any other person or entity.

PLAN OF DISTRIBUTION

        UnionBanCal Corporation may sell common stock, preferred stock, depositary shares or any series of debt securities and a Trust may sell trust preferred securities in one or more of the following ways from time to time:

  •
  to or through underwriters or dealers;

  •
  by itself directly;

  •
  through agents; or

  •
  through a combination of any of these methods of sale.

        The prospectus supplements relating to an offering of offered securities will set forth the terms of such offering, including:

  •
  the name or names of any underwriters, dealers or agents;

  •
  the purchase price of the offered securities and the proceeds to UnionBanCal Corporation or the applicable Trust, as the case may be, from the sale;

  •
  any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation; and

  •
  any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such offered securities may be listed.

        Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        If underwriters are used in the sale, the underwriters will acquire the offered securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered either to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase any series of securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

        In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

  •
  A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

  •
  A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

  •
  A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

        These transactions may be effected on the NYSE, in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

        If a dealer is used in the sale, UnionBanCal Corporation and/or a Trust, as the case may be, will sell such offered securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by that dealer at the time for resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

        Offered securities may be sold directly by UnionBanCal Corporation to one or more institutional purchasers, or through agents designated by UnionBanCal Corporation from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by UnionBanCal Corporation to such agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

        Underwriters, dealers and agents may be entitled under agreements entered into with us and/or a Trust to indemnification by us and/or a Trust against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

        Other than our common stock, which is listed on the New York Stock Exchange, each of the securities issued hereunder will be a new issue of securities, will have no prior trading market, and may or may not be listed on a national securities exchange or the Nasdaq Stock Market. Any common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. Any underwriters to whom UnionBanCal Corporation or a Trust sells securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that there will be a market for the offered securities.

LEGAL MATTERS

        The validity of the securities being offered hereby is being passed upon for UnionBanCal Corporation and each Trust by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from UnionBanCal Corporation's Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated in this prospectus by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in method of accounting for previously recognized goodwill and other intangible assets), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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TABLE OF CONTENTS Prospectus Supplement
Prospectus
ABOUT THIS PROSPECTUS SUPPLEMENT
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL DATA
CAPITALIZATION
DESCRIPTION OF NOTES
U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
UNIONBANCAL CORPORATION
THE TRUSTS
USE OF PROCEEDS
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
DESCRIPTION OF SECURITIES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS